EXHIBIT 99.2

CONDENSED CONSOLIDATED INTERIM
FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014

                            UNAUDITED

YAMANA GOLD INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS

	For the three months ended		For the nine months ended
(In thousands of United States Dollars except for shares and per share amounts, unaudited)	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Revenue	$501,203	$456,675	$1,305,951	$1,422,019
Cost of sales excluding depletion, depreciation and amortization	(282,598)	(213,553)	(744,946)	(661,760)
Gross margin excluding depletion, depreciation and amortization	218,605	243,122	561,005	760,259
Depletion, depreciation and amortization	(140,990)	(99,112)	(375,482)	(289,594)
Mine operating earnings	77,615	144,010	185,523	470,665

Expenses
General and administrative	(25,248)	(29,986)	(93,519)	(105,545)
Exploration and evaluation	(5,270)	(7,278)	(14,162)	(22,000)
Equity (loss)/earnings from associate (Note 10)	(12,111)	3,082	(10,687)	1,181
Other expenses	(39,322)	(19,264)	(91,326)	(41,434)
Impairment of mineral properties (Note 9)	(668,299)	—	(668,299)	—
Operating earnings	(672,635)	90,564	(692,470)	302,867
Finance income (Note 20)	27,457	245	28,924	1,279
Finance expense (Note 20)	(22,162)	(18,689)	(50,849)	(29,748)
Net finance expense	5,295	(18,444)	(21,925)	(28,469)

(Loss)/earnings before taxes	(667,340)	72,120	(714,395)	274,398
Income tax expense (Note 23)	(355,926)	(28,670)	(333,374)	(136,751)
Net (loss)/earnings attributable to Yamana Gold Inc. equity holders	$(1,023,266)	$43,450	$(1,047,769)	$137,647

Net (loss)/earnings per share attributable to Yamana Gold Inc. equity holders - basic and diluted	$(1.17)	$0.06	$(1.31)	$0.18

Weighted average number of shares outstanding (Note 16(b))
Basic	877,551	752,918	801,613	752,596
Diluted	877,551	753,816	801,613	753,629

The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

	For the three months ended		For the nine months ended
(In thousands of United States Dollars, unaudited)	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Net (loss)/earnings attributable to Yamana Gold Inc. equity holders	$(1,023,266)	$43,450	$(1,047,769)	$137,647

Other comprehensive (loss)/income, net of taxes (Note 17(a))
Items that may be reclassified subsequently to profit or loss:
- Net change in fair value of available-for-sale securities	(1,807)	411	(19)	92
- Net change in fair value of hedging instruments	(9,114)	8,781	40,563	(43,231)
Total other comprehensive (loss)/income	(10,921)	9,192	40,544	(43,139)
Total comprehensive (loss)/income attributable to Yamana Gold Inc. equity holders	$(1,034,187)	$52,642	$(1,007,225)	$94,508

The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements.

YAMANA GOLD INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

	For the three months ended		For the nine months ended
(In thousands of United States Dollars, unaudited)	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Operating activities
(Loss)/earnings before taxes	(667,340)	$72,120	$(714,395)	$274,398
Adjustments to reconcile earnings before taxes to net operating cash flows:
Depletion, depreciation and amortization	140,990	99,112	375,482	289,594
Share-based payments (Note 18)	(1,632)	6,189	7,836	4,209
Equity loss/(earnings) from associate (Note 10)	12,111	(3,082)	10,687	(1,181)
Finance income (Note 20)	(27,457)	(245)	(28,924)	(1,279)
Finance expense (Note 20)	22,162	18,689	50,849	29,748
Mark-to-market on sales of concentrate and price adjustments on unsettled invoices	7,444	(9,435)	7,400	(730)
Impairment of available-for-sale securities and other assets	18,143	4,640	30,156	36,871
Impairment of mineral properties (Note 9)	668,299	—	668,299	—
Other non-cash expenses	14,644	8,951	33,634	32,757
Decommissioning, restoration and similar liabilities paid	(1,394)	(1,230)	(2,863)	(3,056)
Cash distributions from associate (Note 10)	12,400	8,750	40,600	21,124
Income taxes paid	(13,927)	(27,043)	(55,927)	(139,906)
Cash flows from operating activities before non-cash working capital	184,443	177,416	422,834	542,549
Net change in non-cash working capital (Note 24(b))	(25,511)	(78,338)	(76,491)	(74,256)
Cash flows from operating activities	$158,932	$99,078	$346,343	$468,293
Investing activities
Acquisition of property, plant and equipment	$(196,710)	$(218,090)	$(536,088)	$(758,850)
Acquisition of Osisko Mining Corporation (Note 5)	—	—	(462,728)	—
Cash acquired from acquisition of Osisko Mining Corporation (Note 5)	—	—	59,216	—
Interest income received	295	245	994	1,279
Acquisition of investments and other assets	—	(3,715)	(73,179)	(54,094)
(Payment)/proceeds on investments and other assets	(1,623)	3,959	66,549	18,247
Cash flows used in investing activities	$(198,038)	$(217,601)	$(945,236)	$(793,418)
Financing activities
Dividends paid	$(32,913)	$(49,774)	$(109,829)	$(147,297)
Interest and other finance expenses paid	(3,690)	(2,534)	(45,730)	(9,585)
Repayment of term loan and assumed debt (Note 15)	(4,307)	—	(518,357)	(100,000)
Proceeds from term loan and notes payable (Note 15)	75,000	25,000	1,224,474	474,014
Cash flows from financing activities	$34,090	$(27,308)	$550,558	$217,132
Effect of foreign exchange on non-United States Dollar denominated cash and cash equivalents	(318)	(1,861)	(2,519)	(9,476)
Decrease in cash and cash equivalents	$(5,334)	$(147,692)	$(50,854)	$(117,469)
Cash and cash equivalents, beginning of period	$174,498	$379,817	$220,018	$349,594
Cash and cash equivalents, end of period	$169,164	$232,125	$169,164	$232,125
Cash and cash equivalents are comprised of the following:
Cash at bank	$168,550	$225,691	$168,550	$225,691
Bank short-term deposits	$614	$6,434	$614	$6,434
Total	$169,164	$232,125	$169,164	$232,125

Supplementary cash flow information (Note 24)
The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements.

YAMANA GOLD INC.
CONDENSED CONSOLIDATED INTERIM BALANCE SHEETS
AS AT

(In thousands of United States Dollars, unaudited)	September 30, 2014	December 31, 2013
Assets
Current assets:
Cash and cash equivalents	$169,164	$220,018
Trade and other receivables	78,374	80,101
Inventories (Note 6)	329,938	229,225
Other financial assets (Note 7)	95,389	81,304
Other assets (Note 8)	115,157	106,225
	788,022	716,873
Non-current assets:
Property, plant and equipment (Note 9)	11,293,321	10,260,801
Investment in associates (Note 10)	66,628	117,915
Investments (Note 11)	7,678	9,122
Other financial assets (Note 7)	39,772	47,679
Deferred tax assets	139,888	121,599
Goodwill and intangibles (Note 12)	377,074	65,548
Other assets (Note 8)	72,277	71,180
Total assets	$12,784,660	$11,410,717

Liabilities
Current liabilities:
Trade and other payables	$438,986	$414,720
Income taxes payable	25,755	53,458
Other financial liabilities (Note 13)	169,896	157,445
Other provisions and liabilities (Note 14)	8,417	11,525
	643,054	637,148
Non-current liabilities:
Long-term debt (Note 15)	1,993,156	1,189,762
Decommissioning, restoration and similar liabilities	187,894	174,523
Deferred tax liabilities	2,655,553	2,024,541
Other financial liabilities (Note 13)	66,997	94,148
Other provisions and liabilities (Note 14)	153,873	132,490
Total liabilities	$5,700,527	$4,252,612

Equity
Share capital (Note 16)
Issued and outstanding 880,769,222 common shares (December 31, 2013 - 753,303,613 shares)	7,340,670	6,320,138
Reserves (Note 17(b))	1,381	(41,236)
Retained (deficit)/earnings	(276,614)	860,507
Equity attributable to Yamana shareholders	$7,065,437	$7,139,409
Non-controlling interest (Note 19)	18,696	18,696
Total equity	7,084,133	7,158,105
Total equity and liabilities	$12,784,660	$11,410,717
Subsequent events, contractual commitments and contingencies (Notes 9, 26 and 27).
The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements.

Approved by the Board

“Peter Marrone”	“Patrick Mars”
Peter Marrone	Patrick Mars
Director	Director

YAMANA GOLD INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

(In thousands of United States Dollars, unaudited)	Share capital	Equity reserve	Hedging reserve	Available -for-sale reserve	Total reserves	Retained earnings	Equity attributable to Yamana shareholders	Non- controlling interest	Total equity
Balance at January 1, 2013	$6,304,801	$22,131	$(14,650)	$(220)	$7,261	$1,503,016	$7,815,078	$46,800	$7,861,878
Net earnings	—	—	—	—	—	137,647	137,647	—	137,647
Other comprehensive income, net of income tax (Note 17(a))	—	—	(43,231)	92	(43,139)	—	(43,139)	—	(43,139)
Transactions with owners
Exercise of stock options and share appreciation (Note 17(a))	128	(24)	—	—	(24)	—	104	—	104
Issued on vesting of restricted share units (Note 17(b))	9,084	(9,084)	—	—	(9,084)	—	—	—	—
Restricted share units (Note 17(b))	—	12,660	—	—	12,660	—	12,660	—	12,660
Dividends	—	—	—	—	—	(147,338)	(147,338)	—	(147,338)
Balance at September 30, 2013	$6,314,013	$25,683	$(57,881)	$(128)	$(32,326)	$1,493,325	$7,775,012	$46,800	$7,821,812

Balance at January 1, 2014	$6,320,138	$24,718	$(66,099)	$145	$(41,236)	$860,507	$7,139,409	$18,696	$7,158,105
Net loss	—	—	—	—	—	(1,047,769)	(1,047,769)	—	(1,047,769)
Other comprehensive income, net of income tax (Note 17(a))	—	—	40,563	(19)	40,544	—	40,544	—	40,544
Transactions with owners
Exercise of stock options and share appreciation (Note 17(a))	80	(68)	—	—	(68)	—	12	—	12
Issued on acquisition of mineral interests (Note 5)	1,011,754	—	—	—	—	—	1,011,754	—	1,011,754
Issued on vesting of restricted share units (Note 17(b))	9,771	(9,771)	—	—	(9,771)	—	—	—	—
Restricted share units (Note 17(b))	—	10,949	—	—	10,949	—	10,949	—	10,949
Share cancellation (Note 16)	(1,073)	963	—	—	963	—	(110)	—	(110)
Dividends	—	—	—	—	—	(89,352)	(89,352)	—	(89,352)
Balance at September 30, 2014	$7,340,670	$26,791	$(25,536)	$126	$1,381	$(276,614)	$7,065,437	$18,696	$7,084,133

The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements.

YAMANA GOLD INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014
(With comparatives as at December 31, 2013 and for the Three and Nine Months Ended September 30, 2013)

(Tabular amounts in thousands of United States Dollars unless otherwise noted, unaudited)

1.    NATURE OF OPERATIONS

Yamana Gold Inc. (the “Company” or “Yamana”) is a Canadian-headquartered gold producer engaged in gold mining and related activities including exploration, extraction, processing and reclamation. The Company has significant precious metal properties and land positions throughout the Americas including in Brazil, Chile, Argentina, Mexico and Canada.

The Company plans to continue to build on its current production base through existing operating mine expansions and development of new mines, advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

Yamana Gold Inc. is a company domiciled in Canada. The address of the Company’s registered office is 200 Bay Street, Suite 2200, RBC Plaza North Tower Toronto, Ontario, Canada, M5J 2J3. The Company is listed on the Toronto Stock Exchange (Symbol: YRI) and The New York Stock Exchange (Symbol: AUY).

The Condensed Consolidated Interim Financial Statements of the Company as at and for the period ended September 30, 2014 comprise of the Company, its subsidiaries, its joint operation of the Canadian Malartic mine ("Canadian Malartic") and the Company’s interest in its associate Minera Alumbrera Ltd.

2.    BASIS OF CONSOLIDATION AND PRESENTATION

(a) Statement of Compliance

These Condensed Consolidated Interim Financial Statements of the Company, including comparatives, have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) using the accounting policies consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

These Condensed Consolidated Interim Financial Statements were authorized for issuance by the Board of Directors of the Company on October 28, 2014.

(b) Basis of Preparation and Presentation

The Condensed Consolidated Interim Financial Statements have been prepared on a going concern basis using historical cost except for the following items in the Condensed Consolidated Interim Balance Sheet which are measured at fair value:

•	Derivative financial instruments

•	Financial instruments at fair value through profit or loss

•	Available-for-sale financial assets

•	Liabilities for cash-settled share-based payment arrangements

•	Convertible debt

The Condensed Consolidated Interim Financial Statements are presented in United States Dollars, which is the Company’s functional and presentation currency, and all values are rounded to the nearest thousand except where otherwise indicated.

(c) Basis of Consolidation

The financial statements of entities which are controlled by the Company through voting equity interests, referred to as subsidiaries, are consolidated. The Company’s 56.7% interest in Agua De La Falda S.A. ("ADLF"), is consolidated and the non-controlling interest of the Company’s partner is recorded (Note 19). All inter-company transactions and balances, revenue and expenses are eliminated on consolidation.

Joint arrangements are those entities over whose activities the Company has joint control, established by contractual agreement. The Condensed Consolidated Interim Financial Statements include the Company’s share of its 50% interest in Canadian Malartic (refer to Note 5 - Acquisition of Mineral Interest) and its 50% interest in Sociedad Minera Agua Fria’s assets, liabilities, revenue and expenses with items of a similar nature on a line-by-line basis, from the date that joint control commences until the date that control ceases. A jointly controlled operation is a joint arrangement carried on by each party in the joint arrangement using its own assets in pursuit of the joint operations. The Condensed Consolidated Interim Financial Statements include the assets that the Company controls and the liabilities that it incurs in the course of pursuing the joint operation and the expenses that the Company incurs and its share of the income that it earns from the joint operation.

An associate is an entity over which the Company’s ownership and rights arising from its equity investment provide the Company with the ability to exercise significant influence and are accounted for using the equity method. The Company’s investment in Minera Alumbrera Ltd. ("Alumbrera") representing 12.5% interest, which owns the Bajo de la Alumbrera Mine in Argentina, has been accounted for using the equity method. Profits are added to the equity investment and cash distributions received reduce the equity investment. Where the Company transacts with an associate of the Company, profits and losses are eliminated to the extent of the Company’s interest in the associate. Balances outstanding between the Company and associate are not eliminated in the Condensed Consolidated Interim Financial Statements.

The Company does not have any material off-balance sheet arrangements, excepted as noted in Contractual Commitments Note 26.

3.     SIGNIFICANT ACCOUNTING POLICIES

These Condensed Consolidated Interim Financial Statements have been prepared on the basis of and using accounting policies, methods of computation and presentation consistent with those applied and disclosed in Note 3 and Note 5 to the Company's annual consolidated financial statements for the year ended December 31, 2013 except as noted below. The Company's consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

In preparing the consolidated financial statements in accordance with the IFRS, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses for the period end. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact on the Company's consolidated financial statements. Actual future outcomes could differ from present estimates. Management reviews its estimates and assumptions on an ongoing basis using the most current information available.

The critical judgments and key sources of estimation uncertainty in the application of accounting policies during the third quarter ended September 30, 2014 were consistent to those disclosed in Note 4 to the Company's annual consolidated financial statements for the year ended December 31, 2013, which also apply to the acquisition of 50% interest of Osisko Mining Corporation ("Osisko") as described in Note 5, Acquisition of Mineral Interests, and its ongoing operations.

The application of the following are in respect of the period ended September 30, 2014:

Acquisition of 50% interest in Osisko Mining Corporation

The acquisition of 50% interest of the Osisko and Canadian Malartic is accounted for as a business combination using the acquisition method. The joint arrangement established by the Company and Agnico Eagle Mines Limited ("Agnico") in operating Canadian Malartic is accounted for as a joint operation.

In accordance with IFRS 3, Business Combinations, a business combination is a transaction in which an acquirer obtains control of a business defined as an integrated set of activities and assets that is capable of being conducted and managed to provide a return to investors. Based on the analysis of the significant inputs and processes applied to those inputs in Canadian Malartic, the Company has accounted for the acquisition as a business combination using the acquisition method. The identifiable assets acquired and the liabilities assumed are recorded at acquisition-date fair values at the Company’s proportionate share of 50%. The excess of (i) total consideration transferred by the Company, measured at fair value, and (ii) the acquisition-date fair value of the net of the assets acquired and liabilities assumed, is recorded as goodwill.

Joint arrangements are those entities over whose activities the Company has joint control, established by contractual agreement. According to IFRS 11, Joint Arrangements, in assessing whether a joint arrangement is a joint operation or a joint venture, the rights and obligations arising from the joint arrangement should be considered. In assessing the rights and obligations of the Yamana/Agnico joint arrangement, the following are considered:

•the structure and legal form of the arrangement,
•the terms agreed by the parties in the contractual arrangement and, when relevant,
•other facts and circumstances.

Based on its analysis, the Company concluded that the joint arrangement should be accounted for as a joint operation.

Impairment charges

The Company assesses at the end of each reporting period whether there are any indicators, from external and internal sources of information, that an asset or cash generating unit (“CGU”) may be impaired requiring an adjustment to the carrying value. The Company defines a CGU as an area of interest and considers each of C1 Santa Luz, Ernesto/Pau-Pique and Pilar to be CGUs. The recoverable amounts of CGUs are based on each CGU’s future after-tax cash flows expected to be derived from the Company's mining properties and represent each CGU’s value in use.

The Company considered the following indicators of impairment during the quarter:

•
At C1 Santa Luz, the Company has been dealing with significant carbon content in the ore which has had the effect of suppressing gold recovery which has been lower than designed. As such, during the quarter, the Company suspended commissioning activities at C1 Santa Luz and placed the project on care and maintenance, such that the potential future viability of the project is preserved while several identified alternative metallurgical processes continue to be evaluated to improve recovery.

•	The Company had also previously reduced activity at Ernesto/Pau-a-Pique which had experienced commissioning delays resulting in higher capital expenditures.

•
While commercial production has been declared at Pilar effective October 1, 2014, it has been met with challenges during commissioning and now has a decreased production expectation relative to feasibility levels. A significant infill program to improve grade reconciliation has been undertaken along with dilution control through low profile equipment that can better manage narrow gold vein widths. The result of these efforts is an improved mine plan, although at a reduced production level. With significant improvements having been made at Pilar during the third quarter to reduce dilution and improve grade reconciliation, and commissioning effectively completed October 1, 2014, the focus is now on reducing cost levels.

In light of the operational challenges with C1 Santa Luz, Ernesto/Pau-Pique and Pilar, a critical review of the carrying values of these assets was performed during the third quarter and the Company recognized an impairment charge in the amount of $668.3 million ($635.4 million after tax) would be recognized to reduce each asset to its recoverable amount.

The carrying values of these CGUs which are included in in the "Other" reportable segment (Note 25) are as follows:

(In millions)	Carrying Value Prior to Impairment	After-tax Impairment	New Carrying Value
C1 Santa Luz	$409	$(334)	$75
Ernesto/Pau-a-Pique	167	(137)	30
Pilar	514	(164)	350
Total	$1,090	$(635)	$455

Impairment testing: key assumptions and sensitivities
The project's life of mine after-tax cash flow used in the impairment test assumes reasonable estimates of future metal prices, production based on current estimates of recoverable mineral reserves and mineral resources, recent operating and exploration results, exploration potential, future operating costs, capital expenditures and long-term foreign exchange rates. The Company examined future cash flows, the intrinsic value of value beyond proven and probable mineral reserves, value of land holdings and liquid assets, as well as other factors, which are determinants of commercial viability for these projects. Key assumptions remain unchanged from those used in the Company's annual consolidated financial statements for the year ended December 31, 2013 with a discount rate of 4.6% as determined by the weighted average cost of capital and long-term gold price of $1,300 per ounce. Long-term gold price was based on the compilation of independent industry analyst forecasts.

The Company has performed a sensitivity analysis to identify the impact of changes in long-term metal prices and operating costs which are key assumptions that impact the impairment calculations. The Company assumed a 10% change in the metal price assumptions and a 10% change in certain cost inputs while holding all other assumptions constant. Based on the results of the impairment testing performed during the quarter, the CGU’s sensitivity to changes in these key assumptions appear below. Generally there is a direct correlation between metal prices and industry cost levels as a significant decline in metal prices will often be mitigated by a corresponding decline in industry operating input cost levels. The Company believes that adverse changes in metal price assumptions would impact certain other inputs in the life of mine plans which may offset, to a certain extent, the impact of these adverse metal price changes.

(In millions)	Change in recoverable value from a 10% change in metal prices	Change in recoverable value from a 10% change in operating costs
C1 Santa Luz	$59	$61
Ernesto/Pau-a-Pique (i)	$57	$28
Pilar	$104	$61

(i)	On a decline in metal prices, the impact would be limited to the carrying value.

Although these estimates are based on management's best knowledge of the amounts, events or actions, the actual results may differ from these estimates as they will only be resolved on the occurrence of one or more future events.

Suspension of commissioning activities at C1 Santa Luz

Provisions recorded during the period were made to provide for the estimated constructive obligations including severances assumed by the Company as a result of the decision to place C1 Santa Luz in care and maintenance. Although these estimates are based on management's best knowledge of the amounts, events or actions, the actual results may differ from these estimates as they will only be resolved on the occurrence of one or more future events.

Certain disclosures included in annual consolidated financial statements prepared in accordance with IFRS have not been included; these Condensed Consolidated Interim Financial Statements should be read in conjunction with the Company's annual consolidated financial statements for the year ended December 31, 2013.

4.    RECENT ACCOUNTING PRONOUNCEMENTS

Certain pronouncements were issued by the IASB or the International Financial Reporting Interpretations Committee (“IFRIC”) that are mandatory for accounting periods after December 31, 2013. Pronouncements that are not applicable to the Company have been excluded from this note.

(a)
IFRIC 21 Levies - the Interpretation is effective for annual periods beginning on or after January 1, 2014. This Standard provides clarification on the accounting for a liability to pay a levy. The Company adopted this standard as of January 1, 2014 and determined the impact of this standard on the Company is not significant.

The following pronouncements have been issued but are not yet effective:

(a)	IFRS 9 Financial Instruments - The standard is effective for annual reporting periods beginning January 1, 2018 for public entities. The Company is assessing the impact of this Standard.

(b)
IFRS 15 Revenue from Contracts with Customers - The final standard on revenue from contracts with customers was issued on May 28, 2014 and is effective for annual reporting periods beginning after December 15, 2016 for public entities with early application not permitted. Entities have the option of using either a full retrospective or a modified retrospective approach to adopt the guidance. The Company is assessing the impact of this Standard.

5.    ACQUISITION OF MINERAL INTERESTS

Acquisition of 50% interest of Osisko Mining Corporation

On June 16, 2014, the Company and Agnico jointly acquired 100% of all issued and outstanding common shares (with each company owning 50%) of Osisko.  Osisko operates Canadian Malartic in the Abitibi Gold Belt, immediately south of the Town of Malartic located in the province of Quebec, Canada. Additionally, Osisko conducts advanced exploration activities at the Kirkland Lake and Hammond Reef properties in Northern Ontario, Canada and additional exploration projects located in the Americas.

Total consideration paid by Yamana was $1.5 billion which consisted of approximately $0.5 billion in cash and $1.0 billion in Yamana shares based on a Yamana share price of $8.18 (C$8.88) per share.

Under the terms of the Agreement, each outstanding common share of Osisko was exchanged for: (i) C$2.09 in cash; (ii) 0.26471 of a Yamana common share (a value of C$2.35 based on the closing price of C$8.88 for Yamana shares on the Toronto Stock Exchange as of June 16, 2014); (iii) 0.07264 of an Agnico common share (a value of C$2.64 based on the closing price of C$36.29 for Agnico shares on the Toronto Stock Exchange as of June 16, 2014); and (iv) one common share of a new company, Osisko Gold Royalties Ltd. ("Osisko Gold"), with an implied value of C$1.20 per share.

Certain assets of Osisko were transferred to Osisko Gold, the shares of which were distributed to Osisko shareholders as part of the consideration. The following was transferred to Osisko Gold: (i) a 5% net smelter royalty (“NSR”) on Canadian Malartic; (ii) C$157 million cash; (iii) a 2% NSR on the Upper Beaver-Kirkland Lake assets, the Hammond Reef project, and certain other exploration properties; (iv) all assets and liabilities of Osisko in its Guerrero camp; and (v) other investments.

In summary, following the completion of the acquisition, the Company and Agnico each own (A) 50% of Osisko and its mining assets (excluding the Osisko Gold assets), including the Kirkland Lake Properties, the Hammond Reef Properties and other exploration properties, and (B) a 50% interest in the Canadian Malartic General Partnership which holds Canadian Malartic.

The acquisition has been accounted for as a business acquisition using the acquisition method. Ongoing operations of the joint arrangement will be accounted for as a joint operation in accordance with IFRS 11, Joint Arrangements. The Company and Agnico are equal partners, directly or indirectly, in all of the assets and liabilities of Osisko.

In accordance with IFRS 3, Business Combinations, a business combination is a transaction in which an acquirer obtains control of a business defined as an integrated set of activities and assets that is capable of being conducted and managed to provide a return to investors. The identifiable assets acquired and the liabilities assumed are recorded at fair values as at the acquisition date at the Company’s proportionate share of 50%. The excess of (i) total consideration transferred by the Company, measured at fair value, and (ii) the acquisition-date fair value of the net of the assets acquired and liabilities assumed, is recorded as goodwill.

As of the date of these Condensed Consolidated Interim Financial Statements, the allocation of the purchase consideration is based on preliminary estimates and has not been finalized. The Company is currently in the process of determining the fair values of the assets acquired and the liabilities assumed, measuring the associated deferred income tax assets and liabilities and potential goodwill. The actual fair values of the assets and liabilities may differ materially from the amounts disclosed in the preliminary purchase price allocation and are subject to change.

Total consideration paid by the Company was as follows:

Cash	$462,728
Issue of Yamana common shares: 126,797,301 shares (at $8.88 per share)	1,011,754
Purchase consideration	$1,474,482

Total preliminary allocation of the purchase price is as follows:

Cash	$59,216
Net working capital acquired	18,934
Property, plant and equipment (including mineral interests)	1,598,041
Long-term liabilities	(123,066)
Deferred income taxes	(388,803)
1,164,322
Goodwill	310,160
Net identifiable assets	$1,474,482

Goodwill of $310.2 million was recognized as a result of the deferred tax liability on the excess of the fair value of the acquired assets over their corresponding tax bases. The total amount of goodwill that is expected to be deductible for tax purposes is $nil.

Total revenue and net earnings since acquisition date is $101.6 million and $9.4 million, respectively, for the nine months ended September, 30, 2014.

Acquisition related costs totaled $32.4 million and have been recognized as an expense and included in other expenses in the consolidated statement of operations for the nine months ended September, 30, 2014.

6.    INVENTORIES

As at	September 30, 2014	December 31, 2013
Product inventories	$74,231	$46,930
Metal in circuit and gold in process	60,380	43,031
Ore stockpiles	74,389	52,013
Materials and supplies	120,938	87,251
	$329,938	$229,225

The amount of inventories recognized as an expense during the three and nine month periods ended September 30, 2014, were $282.6 million and $744.9 million, respectively (2013 - $213.6 million and $661.8 million) and is included in cost of sales. For the nine months ended September 30, 2014, a total charge of $12.1 million was recorded to adjust inventory to net realizable value (2013 - $60.1 million) which is included in cost of sales.

7.    OTHER FINANCIAL ASSETS

As at	September 30, 2014	December 31, 2013 (ii)
Income tax recoverable and installments	$49,497	$55,610
Tax credits receivable (i)	60,946	67,275
Restricted cash (iii)	21,732	—
Other	2,986	6,098
	$135,161	$128,983

Current	95,389	81,304
Non-current	39,772	47,679
	$135,161	$128,983

(i) Tax credits recoverable classified as other financial assets consist of sales taxes which are recoverable in the form of a refund from the respective jurisdictions in which the Company operates.
(ii) Certain comparative figures have been reclassified to conform with the financial statement presentation adopted for the current year. In particular, current and non-current other financial assets increased by approximately $37 million and $38 million, respectively with an offsetting decrease in current and non-current other assets.
(iii) Restricted cash includes $21.7 million, (2013 - $nil) representing several deposits in respect of environmental guarantees in the Province of Quebec from the 50% interest on Canadian Malartic.

8.    OTHER ASSETS

As at	September 30, 2014	December 31, 2013 (ii)
Tax credits recoverable (i)	$72,841	$79,715
Advances and deposits	70,747	73,309
Other long-term advances	43,846	24,381
	$187,434	$177,405

Current	115,157	106,225
Non-current	72,277	71,180
	$187,434	$177,405

(i) Tax credits recoverable classified as other assets consist of sales taxes which are recoverable against other taxes payable and value-added tax.
(ii) Certain comparative figures have been reclassified to conform with the financial statement presentation adopted for the current year. In particular, current and non-current other assets decreased by approximately $38 million and $37 million, respectively, with an offsetting increase in current and non-current other financial assets.

9.    PROPERTY, PLANT AND EQUIPMENT

	Mining property costs subject to depletion (i)	Mining property costs not subject to depletion (ii) (iii) (vi)	Land, building, plant & equipment (iv)	Total
Cost, January 1, 2013	$3,553,461	$6,595,458	$1,707,843	$11,856,762
Additions	249,969	575,178	180,121	1,005,268
Transfers and other non-cash movements	51,105	24,022	(33,163)	41,964
Change in decommissioning, restoration & similar liabilities	(43,538)	—	(85)	(43,623)
Reclassification	(49,583)	(26,911)	147,812	71,318
Disposals	(171)	(62,674)	(2,866)	(65,711)
Cost, December 31, 2013	$3,761,243	$7,105,073	$1,999,662	$12,865,978
Additions (v)	1,130,687	557,040	400,552	2,088,279
Transfers and other non-cash movements	216,837	(290,040)	73,203	—
Change in decommissioning, restoration & similar liabilities	7,416	722	(28)	8,110
Reclassification	(6,000)	7,698	6,167	7,865
Disposals	(5,891)	(17,911)	(18,055)	(41,857)
Cost, September 30, 2014	$5,104,292	$7,362,582	$2,461,501	$14,928,375

Accumulated depreciation, January 1, 2013	$1,031,579	$—	$549,112	$1,580,691
Depreciation for the year	232,310	—	170,012	402,322
Impairment	—	557,273	—	557,273
Reclassification	3,948	—	67,370	71,318
Disposal	—	—	(6,427)	(6,427)
Accumulated depreciation, December 31, 2013	$1,267,837	$557,273	$780,067	$2,605,177
Depreciation for the period	222,894	—	150,714	373,608
Impairment (vii)	128,360	539,939		668,299
Reclassification	11	—	7,814	7,825
Disposal	—	—	(19,855)	(19,855)
Accumulated depreciation, September 30, 2014	$1,619,102	$1,097,212	$918,740	$3,635,054

Carrying value, December 31, 2013	$2,493,406	$6,547,800	$1,219,595	$10,260,801

Carrying value, September 30, 2014	$3,485,190	$6,265,370	$1,542,761	$11,293,321

(i)	The following table shows the reconciliation of capitalized stripping costs incurred in the production phase:

	For the nine months ended September 30, 2014	For the year ended December 31, 2013
Balance, as at January 1,	$181,350	$128,988
Additions	82,233	59,920
Amortization	(19,017)	(7,558)
Balance, end of period	$244,566	$181,350

(ii)
The Company capitalized $8.7 million and $27.2 million for the three and nine month periods ended September 30, 2014, respectively (2013 - $13.7 million and $35.1 million) of interest costs for assets under construction. A weighted average capitalization rate of 4.6% (2013 — 4.8%) was used to determine the amount of borrowing costs eligible for capitalization.

(iii)
Assets not subject to depletion, depreciation and amortization include: capitalized mineral reserves and exploration potential acquisition costs, capitalized exploration & evaluation costs, capitalized development costs, assets under construction, capital projects and acquired mineral resources at operating mine sites. Mineral property costs not subject to depletion, depreciation and amortization are composed of the following:

As at	September 30, 2014	December 31, 2013
Projects not in production	$3,397,923	$3,128,642
Exploration potential	2,569,015	2,586,991
Assets under construction	298,432	832,167
Total	$6,265,370	$6,547,800

(iv)	Included in land, building, plant and equipment is $61.8 million of land which in not subject to depreciation (December 31, 2013 - $67.5 million)

(v)	The acquisition of 50% interest of Osisko, which was closed on June 16, 2014, added $1.6 billion of property, plant and equipment including mineral interests and mining assets. (Note 5)

(vi)
In September 2011, the Company entered into an agreement granting Minera Alumbrera Argentina (“MAA”) an option to acquire the Company’s 100% interest in the Agua Rica project which included annual and other payments over the life of the agreement. In 2013, MAA requested, and the Company granted, an extension of the option payment due by one additional year. The Company decided not to grant any further extension for 2014 and the option agreement has terminated. Prior to the termination of the option agreement, the Company had received $50 million in option payments, all of which will be retained by the Company in addition to all technical and feasibility level work performed by MAA which has already transitioned back to Yamana.

(vii)	During the quarter, the Company recognized mineral property impairment charges totaling $668.3 million on C1 Santa Luz, Ernesto/Pau-a-Pique and Pilar. Refer to Note 3 for additional details.

10.    INVESTMENT IN ASSOCIATE

Minera Alumbrera Ltd.

The Company holds a 12.5% indirect interest in the Bajo de la Alumbrera Mine, held by Minera Alumbrera Ltd. (“Alumbrera”). Although the investment is less than 20% of the outstanding shares of Alumbrera, other relevant factors have been examined by the Company to determine whether it has significant influence. Such factors include the proportion of seats on the board being assigned to the Company, nature of the business decisions that require unanimous consent of the directors, ability to influence the operating, strategic and financing decisions and the existing ownership composition vis-à-vis the Company’s ability to exercise significant influence.

The investment in this associate is, accordingly, accounted for using the equity method. Earnings of Alumbrera have been included in the earnings of the Company since acquisition.

As at	September 30, 2014	December 31, 2013
Balance of investment in associate, as at January 1,	$117,915	$219,744
Losses from equity interest	(10,687)	(3,905)
Cash distributions	(40,600)	(27,924)
Investment impairment (i)	—	(70,000)
Balance, end of period	$66,628	$117,915

(i)	An impairment charge of $70.0 million was recognized in 2013 against the carrying value of the Company’s 12.5% equity interest in the Alumbrera mine.

11.    INVESTMENTS

As at		September 30, 2014			December 31, 2013
	Cost	Fair Value	Cumulative gains/(losses) in AOCI	Cost	Fair Value	Cumulative gains/(losses) in AOCI
Available-for-sale securities	$7,552	$7,678	$126	$8,977	$9,122	$145

Available-for-sale (“AFS”) financial assets are reviewed quarterly for significant or prolonged decline in fair value requiring impairment and more frequently when economic or market concerns warrant such evaluation. The review includes an analysis of the fact and circumstances of the financial assets, the market price of actively traded securities and other financial assets, the severity of loss, the financial position and near-term prospects of the investment, credit risk of the counterparties, the length of time the fair value has been below costs, both positive and negative evidence that the carrying amount is recoverable within a reasonable period of time, management’s intent and ability to hold the financial assets for a period of time sufficient to allow for any anticipated recovery of fair value and management’s market view and outlook. For the nine months ended September 30, 2014, after management's review and based on objective evidence, a total impairment of $1.6 million (for the year ended December 31, 2013 - $16.3 million), which represents the difference between the carrying value and the fair market value on certain available-for-sale securities, was recognized as other expenses in the Condensed Consolidated Interim Statement of Operations.

12.     GOODWILL AND INTANGIBLES

As at	September 30, 2014	December 31, 2013
Goodwill (i)	$310,160	$—
Other Intangibles	66,914	65,548
	$377,074	$65,548

(i)
Goodwill represents the excess of the purchase cost over the fair value of net assets acquired on a business acquisition. The Company's total goodwill of $310.2 million (December 31, 2013 - $nil) relates to the acquisition of Canadian Malartic, a reportable segment (Note 25).

13.    OTHER FINANCIAL LIABILITIES

As at	September 30, 2014	December 31, 2013 (iii)
Loan from Alumbrera (i)	$32,283	$44,570
Derivative related liabilities (Note 22(a))	37,075	64,060
Other taxes payable	14,857	17,082
Royalty payable (ii)	15,564	15,192
Severance accrual	24,800	24,606
Deferred Share Units liability (Note 18(b))	19,702	23,665
Accounts receivable financing credit	28,018	41,998
Current portion of long-term debt (Note 15)	49,926	15,000
Other	14,668	5,420
	$236,893	$251,593

Current	169,896	157,445
Non-current	66,997	94,148
	$236,893	$251,593

(i)
On January 23, 2013, the Company received an unsecured loan of $43.8 million from Minera Alumbrera Ltd. that bears interest at a rate of 2% and matures in two years. Repayments of $12.5 million were made during the quarter ended September 30, 2014 and no repayments were made during the year ended December 31, 2013.

(ii)
The Company has an agreement with Miramar Mining Corporation (“Miramar” acquired by Newmont Mining Corporation) for a Proceeds Interest of Cdn$15.4 million. The agreement entitles Miramar to receive payment of this interest over time calculated as the economic equivalent of a 2.5% net smelter return royalty on all production from the Company’s mining properties held at the time of Northern Orion entering into the agreement, or 50% of the net proceeds of disposition of any interest in the Agua Rica property until the Proceeds Interest of Cdn$15.4 million is paid.

(iii)
Certain comparative figures have been reclassified to conform with the financial statement presentation adopted for the current year. In particular, current other financial liabilities increased by approximately $63 million with an offsetting decreases of $42 million and $21 million, respectively, in trade and other payables and current other provisions and liabilities.

14.    OTHER PROVISIONS AND LIABILITIES

As at	September 30, 2014	December 31, 2013 (iii)
Provision for repatriation taxes payable(i)	$81,064	$81,064
Provision for taxes	23,271	20,050
Provision for silicosis (ii)	20,135	11,293
Other provisions and liabilities	37,820	31,608
	$162,290	$144,015

Current	8,417	11,525
Non-current	153,873	132,490
	$162,290	$144,015

(i)
The Company is subject to additional taxes in Chile on the repatriation of profits to its foreign shareholders.  Total taxes in the amount of $81.1 million (December 31, 2013 - $81.1 million) have been accrued on the assumption that the profits will be repatriated.

(ii)
Provision for silicosis consists of amounts accrued to settle claims by former employees of Jacobina Mineração e Comércio Ltda (“JMC”), relating to silicosis. This balance represents management’s best estimate for all known and anticipated future obligations related to health claims against JMC prior to acquisition by the Company in April 2006. The amount and timing of any expected payments are uncertain as their determination is outside the control of the Company’s management. The Company estimates this contingency to be approximately $20.1 million as at September 30, 2014 (December 31, 2013 - $11.3 million). The increase during the period relates to an increase in the expected amount of future payments and reflects the impact of the foreign exchange rate of this Brazilian-Real denominated liability.

(iii)
Certain comparative figures have been reclassified to conform with the financial statement presentation adopted for the current year. In particular, trade and other payables decreased by approximately $42 million and other current provisions and liabilities decreased by $21 million with an offsetting increase in current other financial liabilities of $63 million.

15.    LONG-TERM DEBT

As at	September 30, 2014	December 31, 2013
$500 million senior debt notes (a)	$494,593	$—
$300 million senior debt notes (b)	298,230	298,088
$500 million senior debt notes (c)	497,248	496,979
$270 million senior debt notes (d)	269,531	269,440
$1 billion revolving facility (e)	364,757	140,255
Long-term debt assumed from 50% interest of Canadian Malartic (Note 5) (f)	118,723	—
Total debt	$2,043,082	$1,204,762
Less: current portion of long-term debt (Note 13)	$(49,926)	$(15,000)
Long-term debt (i)	$1,993,156	$1,189,762

(i) Balances are net of transaction costs of $15.1 million, net of amortization (December 31, 2013 - $10.2 million).

(a)	On June 25, 2014, the Company issued senior unsecured debt notes for a total of $500.0 million. These notes are unsecured at a rate of 4.95% with maturity of July 15, 2024.

(b)	On June 10, 2013, the Company closed on a private placement of senior unsecured debt notes for a total of $300.0 million. These notes are unsecured and comprised of two series of notes as follows:

•	Series A - $35.0 million at a rate of 3.64% with maturity of June 10, 2018.

•	Series B - $265.0 million at a rate of 4.78% with maturity of June 10, 2023.

(c)	On March 23, 2012, the Company closed on a private placement of senior unsecured debt notes, through a private placement, for a total of $500.0 million in four series of unsecured notes as follows:

•	Series A - $75.0 million at a rate of 3.89% with a maturity of March 23, 2018.

•	Series B - $85.0 million at a rate of 4.36% with a maturity of March 23, 2020.

•	Series C - $200.0 million at a rate of 4.76% with a maturity of March 23, 2022.

•	Series D - $140.0 million at a rate of 4.91% with a maturity of March 23, 2024.

(d)	On December 18, 2009, the Company closed on a private placement of senior unsecured debt notes for a total of $270.0 million are unsecured and comprised of three series of notes as follows:

•	Series A - $15.0 million at a rate of 5.53% with a maturity of December 21, 2014.

•	Series B - $73.5 million at a rate of 6.45% with a maturity of December 21, 2016.

•	Series C - $181.5 million at a rate of 6.97% with a maturity of December 21, 2019.

(e)	On March 31, 2014, the Company increased its revolving facility from $750.0 million to $1.0 billion. The following summarizes the terms in respect to this facility:

•	The credit facility is unsecured and has a maturity date of March 31, 2019.

•
Amounts drawn bear interest at a rate of LIBOR plus 1.45% to 2.75% per annum, depending upon the Company’s leverage ratio defined as the net total debt to rolling twelve months earnings before interest, taxes, depreciation and amortization.

•	Undrawn amounts are subject to a commitment fee of 0.29% to 0.55% per annum depending upon the Company’s leverage ratio.

•	During the third quarter, the Company withdrew $75.0 million from the revolving facility.

(f)
Debt assumed on 50% interest of Canadian Malartic with a long-term portion of $83.8 million and short-term portion of $34.9 million comprised of the Company's share of the following as at September 30, 2014 is as follows. The following debt is not guaranteed by the Company:

•
Loans totaling $55.1 million with total principal outstanding of $54.6 million (C$61.2 million) and interest rates in the range of 0% to 9.6%, maturing from 2015 to 2017. Since the date of acquisition, $14.1 million of the Company's share of the assumed debt was repaid.

•
Convertible debentures recorded at fair value using a valuation model which takes into account the value of the convertible feature on the debt and has a value of $28.4 million with total principal outstanding of $33.5 million (C$37.5 million) and interest rate of 6.875%, maturing November 2017.

•	Obligations under finance lease of $35.2 million (C$39.5 million) and interest rate of 7.5%, maturing November 2019.

•	During the third quarter, the Company made finance lease payments of $3.5 million and repayment of loan of $0.8 million.

The following is a schedule of long-term debt principal repayments which includes corporate debt, the revolving facility, and debt assumed from the 50% interest in Canadian Malartic which is neither corporate nor guaranteed by the Company:

Long-term Debt
2014	$19,366
2015	35,250
2016	99,984
2017	53,953
2018	111,580
2019	553,154
2020	85,000
2021	—
2022	200,000
2023	265,000
2024	640,000
2,063,287

The Company will, from time to time, repay balances outstanding on its revolving credit and intends to renew the credit facility upon maturity in 2019.

16.    SHARE CAPITAL

(a)	Common Shares Issued and Outstanding

The Company is authorized to issue an unlimited number of common shares at no par value.

For the three months ended	September 30, 2014		September 30, 2013
	Number of		Number of
Issued and fully paid - 880,769,833 common shares (ii)	common shares		common shares
(December 31, 2013 - 753,303,613 common shares):	(000’s)	Amount	(000’s)	Amount
Balance, as at January 1,	753,303	$6,320,138	752,222	$6,304,801
Issued on acquisition of mineral interests (Note 5)	123,620	1,011,754	—	—
Exercise of options and share appreciation rights	5	80	9	128
Issued on vesting of restricted share units (Note 18(c))	760	9,771	698	9,084
Share cancellation (i)	(96)	(1,073)	—	—
Balance, end of period	877,592	$7,340,670	752,929	$6,314,013

(i)
During the nine month period ended September 30, 2014, the Company cancelled 0.1 million shares relating to entitlement to unexchanged predecessor shares following the expiry of the period of surrender for a previous acquisition.

(ii)
The Company issued 3.2 million common shares which are held in trust by a third-party and serves as a guarantee for the convertible debt assumed on acquisition of Canadian Malartic (Note 5). The shares are issued but not entitled to dividends, voting or other shareholder's rights.

(b)	Weighted Average Number of Shares Outstanding for Earnings Per Share Calculation

	For the three months ended		For the nine months ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Weighted average number of common shares	877,551	752,918	801,613	752,596
Weighted average number of dilutive shares relating to shares held in trust as guarantee for convertible debt (i)	—	—	—	—
Weighted average number of dilutive stock options (i)	—	73	—	136
Weighted average number of dilutive Restricted Share Units (i)	—	825	—	897
Dilutive weighted average number of common shares	877,551	753,816	801,613	753,629

(i)	For the three and nine months ended September 30, 2014, these items have not been included in the weighted average number of shares as they are anti-dilutive.

17.    ACCUMULATED OTHER COMPREHENSIVE INCOME and RESERVES

(a)	Accumulated Other Comprehensive Income

	For the three months ended		For the nine months ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Net change in unrealized gains on available-for-sale securities:
Change in fair value	$(2,150)	$411	$(613)	$(2,358)
Reclassification of losses recorded in earnings	343	—	594	2,450
	(1,807)	411	(19)	92
Net change in fair value of hedging instruments
Change in fair value	(14,254)	8,781	29,501	(36,208)
Reclassification of losses recorded in earnings	3,103	—	3,103	—
Tax impact	2,037	—	7,959	(7,023)
	(9,114)	8,781	40,563	(43,231)
Accumulated other comprehensive (loss)/income attributable to equity shareholders	$(10,921)	$9,192	$40,544	$(43,139)

(b)Reserves

	Nine months ended September 30, 2014	Nine months ended September 30, 2013
Equity reserve
Balance, beginning of period	$24,718	$22,131
Exercise of stock options and share appreciation	(68)	(24)
Transfer of restricted share units to share capital on vesting	(9,771)	12,660
Issue of restricted share units	10,949	(9,084)
Share cancellation (Note 16)	963	—
Balance, end of period	$26,791	$25,683

Hedging reserve
Balance, beginning of period	$(66,099)	$(14,650)
Net change in fair value of hedging instruments	37,460	(43,231)
Reclassification of losses to earnings	$3,103	$—
Balance, end of period	$(25,536)	$(57,881)

Available-for-sale reserve
Balance, beginning of period	$145	$(220)
Change in fair value of available-for-sale securities	(613)	(2,358)
Reclassification of losses to earnings	594	2,450
Balance, end of period	$126	$(128)
Total reserve balance, end of period	$1,381	$(32,326)

The hedging reserve represents hedging gains and losses recognized on the effective portion of cash flow hedges. The cumulative deferred gain or loss on the hedge is recognized in the Condensed Consolidated Interim Statement of Operations when the hedged transaction impacts the Condensed Consolidated Interim Statement of Operations, or is recognized as an adjustment to the cost of non-financial hedged items.

The available-for-sale reserve represents the revaluation of available-for-sale financial assets. Where a revalued financial asset is sold or impaired, the relevant portion of the reserve is recognized in the Condensed Consolidated Interim Statement of Operations.

18.    SHARE-BASED PAYMENTS

The total compensation relating to share-based payments for the three and nine month periods ended September 30, 2014 were a recovery of $1.6 million and expense $7.8 million, respectively (2013 — $6.2 million and $4.2 million) and is comprised of the following:

	For the three months ended		For the nine months ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Equity-settled plans	$3,600	$4,210	$10,949	$12,661
Cash-settled plans	(5,232)	1,979	(3,113)	(8,452)
Total (recovery)/expense recognized as compensation expense	$(1,632)	$6,189	$7,836	$4,209

As at	September 30, 2014	December 31, 2013
Total carrying amount of liabilities for cash-settled arrangements (Note 13)	$19,702	23,665

(a)	Stock Options

The Company's Share Incentive Plan is designed to advance the interests of the Company by encouraging employees, officers, directors and consultants to have equity participation in the Company through the acquisition of common shares. The Share Incentive Plan is comprised of a share option component and a share bonus component. The aggregate maximum number of common shares that may be reserved for issuance under the Share Incentive Plan is 24.9 million (2013 - 24.9 million). Pursuant to the share bonus component of the Share Incentive Plan, common shares may be issued as a discretionary bonus to employees, officers, directors and consultants of the Company. Options granted under the share option component of the Share Incentive Plan vest immediately and have an exercise price of no less than the closing price of the common shares on the Toronto Stock Exchange on the trading day immediately preceding the date on which the options are granted and are exercisable for a period not to exceed ten years.

The Share Incentive Plan also provides for the granting of share appreciation rights to optionees. An optionee is entitled to elect to terminate his or her option, in whole or part, and, in lieu of receiving the common shares to which their terminated option relates, to receive that number of common shares, disregarding fractions which, when multiplied by the fair value of the common shares to which their terminated option relates, has a total value equal to the product of the number of such common shares times the difference between the fair value and the option price per share of such common shares, less any amount required to be withheld on account of income taxes.

A summary of the stock options granted to acquire common shares under the Company's Share Incentive Plan as at the period end and the changes thereof during the period are as follows:

	September 30, 2014		September 30, 2013
	Number of options (000’s)	Weighted average exercise price (CAD$)	Number of options (000’s)	Weighted average exercise price (CAD$)
Outstanding, as at January 1,	2,727	$13.54	1,539	$18.53
Exercised	(5)	24.18	(8)	10.53
Expired	(1,125)	16.94	(8)	9.99
Cancelled	—	—	(74)	21.44
Outstanding, end of period	1,597	$11.91	1,449	18.41
Exercisable, end of period	731	$14.69	1,449	$18.41

Expenses of $0.4 million and $1.1 million for the three and nine month periods ended September 30, 2014, respectively (2013 - expense of $nil) were recognized in respect of the amortization of options over the vesting period.

Stock options outstanding and exercisable as at September 30, 2014 are as follows:

	Outstanding		Exercisable
Exercise price	Quantity	Weighted average remaining contractual life	Quantity	Weighted average remaining contractual life
(Cdn$)	(000’s)	(Years)	(000’s)	(Years)
$0.01-$7.99	11	0.48	11	0.48
$9.00-$12.99	1,354	6.11	488	5.96
$17.00-$19.99	—	—	—	—
$23.00-$26.99	232	1.09	232	1.09
Total	1,597	5.34	731	4.33

(b)	Deferred Share Units (“DSU”)

DSU are granted to the eligible participants of the Deferred Share Unit Plan, who are non-executive directors of the Company or designated affiliates (an “eligible director”), and the Chairman or Chief Executive Officer (an “eligible officer”) of the Company. The number of DSU granted to each eligible director on each DSU issue-date has the value equal to at least one half of the director's remuneration payable in the current quarter. The Board may also grant, in its sole and absolute discretion, to an eligible officer the rights to acquire any number of DSU as a discretionary payment in consideration of past services to the Company. Each DSU entitles the holder, who ceases to be an eligible director or eligible officer, to a payment in cash without any further action on the part of the holder of the DSU on the relevant separation date. The value of a DSU is equal to the market value in Canadian dollars of a common share of the Company at the separation date.

	September 30, 2014	September 30, 2013
	Number of DSU (000's)	Number of DSU (000's)
Outstanding and exercisable, as at January 1,	2,634	2,029
Granted	414	412
Settled	(53)	(26)
Outstanding and exercisable, end of period	2,995	2,415

The value of the DSU as at September 30, 2014 was $19.7 million (December 31, 2013 — $23.7 million). In the three and nine month periods ended September 30, 2014, the Company recorded mark-to-market gains of $5.5 million and $6.4 million, respectively (2013 — gain of $1.6 million and $13.6 million) which is included in other operating expenses. Expenses of $0.3 million and $3.3 million for the three and nine month periods ended September 30, 2014, respectively (2013 - expense of $0.4 million and $5.1 million) were recognized for DSU granted during the period.

(c)	Restricted Share Units (“RSU”)

RSU are granted to eligible employees and eligible contractors in order to secure for the Company the benefits inherent in the ownership of Company shares' by those eligible participants. From time to time, the Board, or as it delegates, determines the participants to whom RSU shall be granted by taking into consideration the present and potential contributions of the services rendered by the particular participant to the success of the Company. An RSU award granted to a participant will entitle the participant to receive a Canadian dollar payment in fully paid shares or, at the option of the Company, in cash on the date when the RSU award is fully vested upon the expiry of the restricted period in respect of the corresponding RSU award. Fair value of RSU is based on the market price on the day that the RSU is granted.

	September 30, 2014	September 30, 2013
	Number of RSU (000's)	Number of RSU (000's)
Outstanding and exercisable, as at January 1,	2,192	2,283
Granted	735	617
Vested and converted to common shares	(760)	(699)
Forfeited	(10)	(11)
Outstanding, end of period	2,157	2,190

In the period ended September 30, 2014, the Company credited 9.8 million (September 30, 2013 — $9.1 million) to share capital in respect of RSU that vested during the period and granted 734,590 RSU (September 30, 2013 — 617,433 RSU) with a weighted average grant date fair value of Cdn$8.52 (September 30, 2013 — Cdn$11.98). The expense of $3.2 million and $9.8 million for the three and nine month periods ended September 30, 2013, respectively (2013 — $4.2 million and $12.7 million, respectively) is included in general and administrative expenses.  The fair value of RSU as at September 30, 2014 was $14.2 million (September 30, 2013 — $15.2 million).

(d)	Performance Share Units ("PSU”)

During the nine months ended September 30, 2014, the Company established a cash settled Performance Share Units plan to form part of the long-term incentive compensation for senior management. The PSUs are performance-based awards for the achievement of specified market return and specified asset performance targets over a three year period. The PSUs for which the performance targets have not been achieved shall automatically be forfeited and canceled. The PSUs for which the performance criteria have been achieved will vest and the value that will be paid out is the price of the common shares at such time, multiplied by the number of PSUs for which the performance criteria have been achieved multiplied by the performance criteria multiple.

A total of 1.3 million PSU’s are outstanding as of September 30, 2014 with an expiry date of June 30, 2017. No expense has been recorded in respect to the PSU during the quarter ended September, 20, 2014.

19.    NON-CONTROLLING INTEREST

The Company holds a 56.7% interest in Agua De La Falda (“ADLF”) project along with Corporación Nacional del Cobre de Chile (“Codelco”). The ADLF project is an exploration project which includes the Jeronimo Deposit and is located in northern Chile.

As at	September 30, 2014	December 31, 2013
Agua De La Falda S.A.	$18,696	$18,696

20.    FINANCE INCOME AND EXPENSE

	For the three months ended		For the nine months ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Interest income	$414	$245	$1,189	$1,279
Mark-to-market on convertible debt	7,118	—	7,118	—
Net foreign exchange gain	19,925	—	20,617	—
Finance income	$27,457	$245	$28,924	$1,279

Unwinding of discounts on provisions	$(3,445)	$(3,403)	$(9,999)	$(10,156)
Net foreign exchange loss	—	(13,865)	—	(8,912)
Interest expense on long-term debt	(15,526)	(151)	(30,100)	(1,269)
Amortization of deferred financing, bank, financing fees and other	(3,191)	(1,270)	(10,750)	(9,411)
Finance expense	$(22,162)	$(18,689)	$(50,849)	$(29,748)
Net finance expense	$5,295	$(18,444)	$(21,925)	$(28,469)

The above finance income and finance expense include the following interest income and expense in respect of assets and liabilities not recorded at fair value:

	For the three months ended		For the nine months ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Total interest income on financial assets	$27,457	$245	$28,924	$1,279
Total interest expense on financial liabilities	$(22,162)	$(18,689)	$(50,849)	$(29,748)

21.    CAPITAL MANAGEMENT

The Company’s objectives in managing capital are to ensure sufficient liquidity to pursue its strategy of organic growth combined with strategic acquisitions, to ensure the externally imposed capital requirements relating to its long-term debt are being met, and to provide returns to its shareholders. The Company defines capital that it manages as net worth, which is comprised of total shareholders’ equity and debt obligations (net of cash and cash equivalents).

The Company manages its capital structure and makes adjustments to it in light of general economic conditions, the risk characteristics of the underlying assets and the Company’s working capital requirements. In order to maintain or adjust its capital structure, the Company, upon approval from its Board of Directors, may issue shares, pay dividends, or undertake other activities as deemed appropriate under the specific circumstances. The Board of Directors reviews and approves any material transactions out of the ordinary course of business, including proposals on acquisitions or other major investments or divestitures, as well as capital and operating budgets. The Company has not made any changes to its policies and processes for managing capital during the year.

The Company has the following externally imposed financial covenants on certain of its debt arrangements:

(a)	Tangible net worth of at least $2.3 billion.

(b)	Maximum net total debt (debt less cash) to tangible net worth of 0.75.

(c)	Leverage ratio (net total debt/EBITDA) to be less than or equal to 3.5:1.

Not meeting these capital requirements could result in a condition of default by the Company. As at September 30, 2014, the Company has met all of the externally imposed financial covenants.

22.    FINANCIAL INSTRUMENTS

(a)	Fair Value of Financial Instruments

The Company’s financial instruments include cash and cash equivalents, trade and other receivables, investments, trade and other payables, long-term debt including convertible debt and derivative assets (liabilities). The carrying values of cash and cash equivalents, trade and other receivables, advances and deposits, trade and other payables approximate their fair values due to the relatively short-term nature of these instruments. Adjustments recognized in the balance sheet relating to concentrate sales are fair valued based on published and observable prices. Fair values of derivatives were based on published and observable market prices for similar instruments and on market closing prices at period end.

There were no material differences between the carrying value and fair value of non-current assets and liabilities. As at September 30, 2014, the debt has a carrying value of $2.0 billion (December 31, 2013 — $1.2 billion), which is comprised of a revolving facility, senior debt notes and assumed debt with fair values of $364.8 million, $1.5 billion and $118.7 million, respectively (December 31, 2013 — $140.3 million and $1.05 billion). The fair value was calculated by discounting the future cash flows by a discount factor based on an interest rate of 5% which reflects the Company's own credit risk. Fair values of available-for-sale securities were calculated based on current and available market information.

The Company assesses its financial instruments and non-financial contracts on a regular basis to determine the existence of any embedded derivatives which would be required to be accounted for separately at fair value and to ensure that any embedded derivatives are accounted for in accordance with the Company’s policy. As at September 30, 2014, there were no embedded derivatives requiring separate accounting other than concentrate sales.
The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In assessing the fair value of a particular contract, the market participant would consider the credit risk of the counterparty to the contract. Consequently, when it is appropriate to do so, the Company adjusts its valuation models to incorporate a measure of credit risk.

Fair Value Measurements at September 30, 2014	Level 1 Input	Level 2 Input	Level 3 Input	Aggregate Fair Value
Assets:
Available-for-sale securities (Note 11)	$7,678	$—	$—	$7,678
Derivative related assets	—	240	—	240
	$7,678	$240	$—	$7,918
Liabilities:
Convertible debentures (Note 15)	$28,389	$—	$—	$28,389
Derivative related liabilities (Note 13)	—	37,075	—	37,075
	$28,389	$37,075	$—	$65,464

Fair Value Measurements at December 31, 2013	Level 1 Input	Level 2 Input	Level 3 Input	Aggregate Fair Value
Assets:
Available-for-sale securities (Note 11)	$9,122	$—	$—	$9,122
Derivative related assets	—	51	—	51
	$9,122	$51	$—	$9,173
Liabilities:
Derivative related liabilities (Note 13)	$—	$64,060	$—	$64,060
	$—	$64,060	$—	$64,060

Fair value of derivatives

The following table summarizes the fair value of derivative related assets:

As at	September 30, 2014	December 31, 2013
Currency contracts
Forward contracts	$240	$51
Total derivative related assets	240	51
Less: Current portion	(240)	(51)
Non-current portion	$—	$—

The following table summarizes the fair value of components of derivative related liabilities:

As at	September 30, 2014	December 31, 2013
Currency contracts
Forward contracts	$37,075	$64,060
Total derivative related liabilities (Note 13)	37,075	64,060
Less: Current portion	(28,129)	(32,979)
Non-current portion	$8,946	$31,081

Included in cost of sales excluding depletion, depreciation and amortization, are realized losses in the amount of $4.3 million and $13.5 million for the three and nine month periods ended September 30, 2014, respectively (2013 — $2.4 million and $0.2 million realized losses) with respect to currency derivative contracts.

The hedging reserve net balance as at September 30, 2014 is negative $25.5 million (December 31, 2013 — negative $66.1 million), of that the Company estimates that approximately $22.1 million of net losses will be reclassified to earnings over the next twelve months and $3.4 million after twelve months. The total cash flow currency hedge gains in OCI (Note 17) for the period ended September 30, 2014 is $40.6 million (December 31, 2013 — loss $51.4 million). Additionally, following the suspension of commissioning activities at C1 Santa Luz mine in Brazil, forward contracts were re-designated with a total of $3.1 million being reclassified to the statement of operations out of OCI.

(b)	Currency Risk

The Company’s sales are predominantly denominated in United States Dollars. The Company is primarily exposed to currency fluctuations relative to the United States Dollar as a portion of the Company’s operating costs and capital expenditures are denominated in foreign currencies; predominately the Brazilian Real, the Argentine Peso, the Chilean Peso, the Mexican Peso and the Canadian Dollar. Monetary assets denominated in foreign currencies are also exposed to foreign currency fluctuations. These potential currency fluctuations could have a significant impact on production costs and thereby the profitability of the Company.

The following table summarizes the details of the currency hedging program as at September 30, 2014:

	Brazilian Real to USD				Mexican Peso to USD
Year of Settlement	Brazilian Real Notional Amount (in thousands)	Weighted Average Contract Rate	Market rate as at September 30, 2014	Year of Settlement	Mexican Peso Notional Amount (in thousands)	Contract Fixed Rate	Market rate as at September 30, 2014
2014	120,840	2.0677	2.4469	2014	39,000	13.320	13.429
2015	519,048	2.2828	2.4469	2015	65,000	13.320	13.429
	639,888	2.2388	2.4469		104,000	13.320	13.429

(c)	Commodity Price Risk

Gold, copper and silver prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and the political and economic conditions of major gold, copper and silver-producing countries. The profitability of the Company is directly related to the market price of gold, copper and silver. A decline in the market prices for these precious metals could negatively impact the Company's future operations. The Company has not hedged any of its gold sales.

The Company's exposure to commodity prices are limited to the trade receivables associated with provisional pricing of metal concentrate sales particularly copper.  As the September 30, 2014, the Company had $72.4 million (December 31, 2013 — $77.2 million) in receivables relating to provisionally priced concentrate sales. For the three- and nine- month periods ended September 30, 2014 the Company recognized losses of $7.4 million and losses of $7.7 million, respectively (2013 — $9.4 million gain and $0.7 million gain) on concentrate receivables.

(d)	Interest Rate Risk

As at September 30, 2014, the majority of the Company’s long-term debt was at fixed rates, the Company does not believe that it is exposed to significant interest rate risk.

(e)	Credit Risk

Credit risk is the risk that a third party might fail to discharge its obligations under the terms of a financial instrument. The Company limits credit risk by entering into business arrangements with high credit-quality counterparties, limiting the amount of exposure to each counterparty and monitoring the financial condition of counterparties whilst also establishing policies to ensure liquidity of available funds. In addition, credit risk is further mitigated in specific cases by maintaining the ability to novate contracts from lower quality credit counterparties to those with higher credit ratings.

For cash and cash equivalents, trade and other receivables, derivative related assets, restricted cash and long-term tax credits, credit risk is represented by the carrying amount on the balance sheet. Cash and cash equivalents are deposited in highly rated corporations and the credit risk associated with these deposits is low. The Company sells its products to large international financial institutions and other organizations with high credit ratings. Historical levels of receivable defaults and overdue balances over normal credit terms are both negligible, thus the credit risk associated with trade receivables is also considered to be negligible. Long-term tax credits have negligible credit risk as they are receivable from the governmental authorities and are carried at their estimated fair value. For derivatives, the Company assumes no credit risk when the fair value of the instruments is negative. When the fair value of the instruments is positive, this is a reasonable measure of credit risk. The Company does not have any assets pledged as collateral.

(f)	Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.  Under the terms of our trading agreements, counterparties cannot require the Company to immediately settle outstanding derivatives except upon the occurrence of customary events of default. The Company mitigates liquidity risk by spreading the maturity dates of derivatives over time, managing its capital expenditures and operating cash flows and by maintaining adequate lines of credit.  In addition, the Company addresses the capital management process as described in Note 21. Contractual maturities relating to contractual commitments are included in Note 26 and relating to long-term debt is included in Note 15.

23.    INCOME TAXES

Tax expense is recognized based on management's best estimate of the average annual income tax rate expected for the full financial year multiplied by the pre-tax income of the interim reporting period.

The following table reconciles income taxes calculated at statutory rates with the income tax expense in the Condensed Consolidated Interim Statements of Operations:

	For the three months ended		For the nine months ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
(Loss)/earnings before income taxes	$(667,340)	$72,120	$(714,395)	$274,398
Canadian statutory tax rate (%)	26.5%	26.5%	26.5%	26.5%

Expected income tax (recovery) expense	(176,845)	19,112	(189,315)	72,715
Impact of higher foreign tax rates (i)	(22,102)	10,780	(48,390)	16,372
Interest and penalties	(75)	(144)	(436)	(192)
Permanent differences	30,465	1,280	43,402	9,198
Unused tax losses and tax offsets not recognized in deferred tax assets	162,112	(477)	159,175	2,768
Change in tax rates (ii)	329,499	—	329,499	—
Unrealized foreign exchange on intercompany debt	(395)	(188)	7	(324)
Unrealized foreign exchange	21,533	5,906	26,561	42,927
True-up of tax provisions in respect of prior years	(2,545)	(3,495)	(10,410)	(5,620)
Withholding taxes	3,212	—	8,170	—
Mining taxes on profit	326	—	3,986	—
Other	10,741	(4,104)	11,125	(1,093)
Income tax expense	$355,926	$28,670	$333,374	$136,751

Income tax expense/(recovery) is represented by:
Current income tax expense	$25,825	$49,039	$97,195	$99,928
Deferred income tax expense/(recovery)	330,101	(20,369)	236,179	36,823
Net income tax expense	$355,926	$28,670	$333,374	$136,751

(i)    The Company operates in multiple foreign tax jurisdictions that have tax rates that differ from the Canadian statutory rate.
(ii)    In September, the Chilean government enacted changes to its tax laws. Under the previous tax system, companies were subject to a First Category Income Tax of 20% and an additional Second Category Tax of 35% with a credit ranging from 17% to 20% of prior taxes paid, payable when profits were distributed resulting in an overall income tax rate of 35%.   The Company continues to evaluate the impact of the changes resulting from the tax reform package which could result in the Company’s cumulative effective income tax rate increasing to 35% in 2017 even if profits are not distributed.

The following summarizes the key changes under the tax reform:

•
Prior to 2017, the First Category Tax increases to 21% in 2014, retroactive to January 1, 2014; 22.5% in 2015 and 24% in 2016.  The Second Category Tax is 35% with a credit ranging from 17% to 24% of prior profits paid.

•
Starting in 2017, the law creates two alternative tax regimes for payments of Corporate Tax (First Category tax) whereby taxpayers must elect to pay taxes either under the attributed income tax system or the semi-integrated tax system:

◦
Under the attributed income system, the effective tax rate is 35% in 2017 and onwards, with 25% paid by the company, and the shareholders paying the additional tax of 35% with an offsetting credit for the First Category Tax paid by the company. Shareholders will be taxed on an accrual basis such that profits are required to be attributed to shareholders, irrespective of whether a distribution is actually made.

◦
Under the semi-integrated system, shareholders will be taxed on a cash basis when profits are actually distributed. The tax rate paid by the Company is 25.5% in 2017 and 27% in 2018 and onwards with the additional 35% paid by the shareholders when dividends are actually paid with an offsetting credit for 65% tax paid by the company, resulting in an overall effective tax rate of 44.45%.  However, if the shareholders are in a treaty country, 100% of the taxes paid by the Company would be creditable, resulting in an overall effective tax rate of 35%.

As a result of the changes to the Chilean tax laws, an additional current tax of $1.0 million was recorded retroactive to January 1st and an additional non-cash deferred tax of $328.5 million has been recorded on the timing differences in Chile.  The deferred taxes on the timing differences will reverse through depletion, write-off or a sale.  The deferred taxes would only be paid on a disposition of the assets which may never occur and only if the sales proceeds exceed its local tax value. The reform package also includes the introduction of general anti-avoidance rules and the imputation of income on passive controlled foreign affiliates.

24.    SUPPLEMENTARY CASH FLOW INFORMATION

(a)	Non-Cash Investing and Financing Transactions

	For the three months ended		For the nine months ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Interest capitalized to assets under construction	$8,726	$13,679	$27,231	$35,147
Issue of common shares on acquisition of mineral interests (Note 5)	$1,011,754	$—	1,011,754	$—
Issue of common shares held in trust as guarantee for convertible debt (Note 5)	$25,998	$—	$25,998	$—
Restricted cash (Note 7)	$21,732	$—	$21,732	$—
Issue of common shares on vesting of RSU (Note 18)	$872	$540	$9,771	$9,084
Transfer of equity reserve on exercise of stock options	$68	$—	$68	$24

(b)	Net Change in Non-Cash Operating Working Capital

	For the three months ended		For the nine months ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Net decrease/(increase) in:
Trade and other receivables	$5,222	$(36,869)	$(11,044)	$84,329
Inventories	(21,347)	(15,365)	(42,963)	(47,535)
Other assets	(10,975)	8,167	24,883	(8,908)
Net increase/(decrease) in:
Trade payable and other payables	2,507	(1,633)	51,459	(80,334)
Other liabilities	9,189	(15,685)	(100,817)	(19,702)
Movement in above related to foreign exchange	(10,107)	(16,953)	1,991	(2,106)
Net change in non-cash working capital	$(25,511)	$(78,338)	$(76,491)	$(74,256)

Change in non-cash working capital items are net of items related to Property, Plant and Equipment.

25.    OPERATING SEGMENTS

Following the acquisition of a 50% interest in Canadian Malartic in Quebec, Canada, on June 16, 2014 the Company’s determination of its reportable operating segments was revised to reflect its organizational changes realigning skills and expertise and the addition of new members to the Senior management team. The Company has five core reportable operating segments which include the following mines: the Chapada mine in Brazil, El Peñón mine in Chile, Mercedes mine in Mexico, Gualcamayo mine in Argentina and Canadian Malartic mine in Canada (50% interest). The Company aggregates and discloses the financial results of non-reportable operating segments which include, but are not limited to: the Jacobina, Fazenda Brasileiro, Pilar, C1 Santa Luz and Ernesto/Pau-a-Pique mines in Brazil, the Minera Florida mine in Chile, the Alumbrera mine (12.5% interest) in Argentina and corporate entities as these operating segments do not meet the quantitative thresholds to qualify as reportable operating segments. The Company’s chief operating decision maker performs planning, reviews operation results, assesses performance and makes resource allocation decisions for each of these segments at an operational level on a number of measures, which include mine operating earnings, production levels and unit production costs.  General and administrative, exploration and evaluation, finance income and costs, impairment charges and reversals, and investment write-down are managed on a consolidated basis and are therefore not reflected in segment income. Comparative information of prior periods have been restated to conform with the current reportable segment format and definition.

Property, plant and equipment referred to below consist of land, buildings, equipment, mining properties subject to depletion and mining properties not subject to depletion which include assets under construction and exploration and evaluation costs.

As at September 30, 2014	Chapada	El Peñón	Gualcamayo	Mercedes	Canadian Malartic (i)	Other (ii)	Total
Property, plant and equipment	$584,755	$1,686,503	$1,112,725	$728,052	$1,598,334	$5,582,952	$11,293,321
Goodwill and intangibles	$—	$10,619	$1,542	$—	$310,160	$54,753	$377,074
Investment in associate	$—	$—	$—	$—	$—	$66,628	$66,628
Non-current assets	$601,060	$1,758,378	$1,261,944	$739,517	$1,930,177	$5,705,562	$11,996,638
Total assets	$784,470	$1,839,372	$1,398,196	$780,077	$2,022,010	$5,960,535	$12,784,660
Total liabilities	$167,505	$571,201	$496,452	$190,643	$547,420	$3,727,306	$5,700,527

As at: December 31, 2013	Chapada	El Peñón	Gualcamayo	Mercedes	Canadian Malartic	Other	Total
Property, plant and equipment	$526,864	$2,044,192	$1,130,741	$742,336	$—	$5,816,668	$10,260,801
Goodwill and intangibles	$7	$11,927	$1,497	$—	$—	$52,117	$65,548
Investment in associate	$—	$—	$—	$—	$—	$117,915	$117,915
Non-current assets	$544,132	$2,088,669	$1,175,242	$742,336	$—	$6,143,465	$10,693,844
Total assets	$789,074	$2,162,889	$1,288,765	$792,076	$—	$6,377,913	$11,410,717
Total liabilities	$205,650	$395,891	$538,790	$213,139	$—	$2,899,142	$4,252,612

(i) Canadian Malartic segment represents a 50% interest on the properties acquired through the June 16, 2014 acquisition of Osisko (Note 5).
(ii) During the third quarter of 2014, the Company recognized mineral property impairment charges totaling $668.3 million on C1 Santa Luz, Ernesto/Pau-a-Pique and Pilar. Refer to Note 3 for additional details.

SEGMENT OPERATING EARNINGS

For the three months ended September 30, 2014	Chapada	El Peñón	Gualcamayo	Mercedes	Canadian Malartic	Other (ii)	Total
Revenues (i)	$127,448	$128,427	$46,245	$33,740	$79,766	$85,577	$501,203
Cost of sales excluding depletion, depreciation and amortization	(69,486)	(55,183)	(33,495)	(19,141)	(44,537)	(60,756)	(282,598)
Gross margin excluding depletion, depreciation and amortization	57,962	73,244	12,750	14,599	35,229	24,821	218,605
Depletion, depreciation and amortization	(12,128)	(35,962)	(17,385)	(10,356)	(24,637)	(40,522)	(140,990)
Mine operating earnings/(loss)	$45,834	$37,282	$(4,635)	$4,243	$10,592	$(11,608)	$77,615

Equity loss	$—	$—	$—	$—	$—	$(12,111)	$(12,111)

Earnings/(loss) before taxes	$50,401	$45,934	$(14,504)	$2,964	$11,982	$(764,117)	$(667,340)
Income tax (expense)/recovery	(20,326)	(183,583)	7,405	(6,495)	(671)	(152,256)	(355,926)
Net earnings/(loss)	$30,075	$(137,649)	$(7,099)	$(3,531)	$11,311	$(916,373)	$(1,023,266)

Capital expenditures	$41,932	$25,835	$8,149	$10,490	$22,142	$88,162	$196,710

For the three months ended September 30, 2013	Chapada	El Peñón	Gualcamayo	Mercedes	Canadian Malartic	Other	Total
Revenues (i)	$142,715	$161,540	$24,964	$44,465	$—	$82,991	$456,675
Cost of sales excluding depletion, depreciation and amortization	(66,777)	(59,585)	(18,235)	(16,004)	—	(52,952)	(213,553)
Gross margin excluding depletion, depreciation and amortization	75,938	101,955	6,729	28,461	—	30,039	243,122
Depletion, depreciation and amortization	(12,777)	(30,917)	(10,989)	(9,999)	—	(34,430)	(99,112)
Mine operating earnings/(loss)	$63,161	$71,038	$(4,260)	$18,462	$—	$(4,391)	$144,010

Equity earnings	$—	$—	$—	$—	$—	$3,082	$3,082

Earnings before taxes	$62,573	$66,516	$(7,372)	$12,778	$—	$(62,375)	$72,120
Income tax expense	(18,566)	(16,087)	814	(9,614)	—	14,783	(28,670)
Net earnings/(loss)	$44,007	$50,429	$(6,558)	$3,164	$—	$(47,592)	$43,450

Capital expenditures	$20,532	$33,022	$32,862	$9,800	$—	$121,874	$218,090

(i) Gross revenues are derived from sales of gold of $366.3 million (2013 - $309.5 million) and to a lesser extent silver of $51.8 million (2013 - 46.3 million) and copper of $112.1 million (2013- 111.8 million).
(ii) During the third quarter of 2014, the Company recognized mineral property impairment charges totaling $668.3 million on C1 Santa Luz, Ernesto/Pau-a-Pique and Pilar. Refer to Note 3 for additional details.

For the nine months ended September 30, 2014	Chapada	El Peñón	Gualcamayo	Mercedes	Canadian Malartic	Other (ii)	Total
Revenues (i)	$331,016	$376,271	$155,733	$98,022	$101,629	$243,280	$1,305,951
Cost of sales excluding depletion, depreciation and amortization	(189,511)	(156,729)	(106,453)	(54,404)	(61,182)	(176,667)	(744,946)
Gross margin excluding depletion, depreciation and amortization	141,505	219,542	49,280	43,618	40,447	66,613	561,005
Depletion, depreciation and amortization	(33,819)	(107,571)	(59,662)	(31,573)	(29,762)	(113,095)	(375,482)
Mine operating earnings/(loss)	$107,686	$111,971	$(10,382)	$12,045	$10,685	$(46,482)	$185,523

Equity loss	$—	$—	$—	$—	$—	$(10,687)	$(10,687)

Earnings/(loss) before taxes	$106,960	$117,195	$(28,505)	$8,660	$8,867	$(927,572)	$(714,395)
Income tax (expense)/recovery	(37,761)	(199,038)	(3,318)	(1,474)	495	(92,278)	(333,374)
Net earnings/(loss)	$69,199	$(81,843)	$(31,823)	$7,186	$9,362	$(1,019,850)	$(1,047,769)

Capital expenditures	$83,256	$90,580	$31,491	$33,070	$24,973	$272,718	$536,088

For the nine months ended September 30, 2013	Chapada	El Peñón	Gualcamayo	Mercedes	Canadian Malartic	Other	Total
Revenues (i)	$368,590	$507,037	$102,167	$163,707	$—	$280,518	$1,422,019
Cost of sales excluding depletion, depreciation and amortization	(195,033)	(174,107)	(53,570)	(51,886)	—	(187,164)	(661,760)
Gross margin excluding depletion, depreciation and amortization	173,557	332,930	48,597	111,821	—	93,354	760,259
Depletion, depreciation and amortization	(35,890)	(89,047)	(36,417)	(30,174)	—	(98,066)	(289,594)
Mine operating earnings/(loss)	$137,667	$243,883	$12,180	$81,647	$—	$(4,712)	$470,665

Equity earnings	$—	$—	$—	$—	$—	$1,181	$1,181

Earnings/(loss) before taxes	$138,253	$227,563	$2,510	$69,458	$—	$(163,386)	$274,398
Income tax expense	(49,804)	(56,329)	(7,413)	(30,916)	—	7,711	(136,751)
Net earnings/(loss)	$88,449	$171,234	$(4,903)	$38,542	$—	$(155,675)	$137,647

Capital expenditures	$67,068	$102,013	$115,693	$39,013	$—	$435,063	$758,850

(i) Gross revenues are derived from sales of gold of $942.5 million (2013 - $1.02 billion) and to a lesser extent silver of $141.0 million (2013 - $152.5 million) and copper of $283.7 million (2013- 297.4 million).
(ii) During the nine months ended September 30, 2014, the Company recognized mineral property impairment charges totaling $668.3 million on C1 Santa Luz, Ernesto/Pau-a-Pique and Pilar. Refer to Note 3 for additional details.

26.    CONTRACTUAL COMMITMENTS

Construction and Service Contracts

As at	September 30, 2014	December 31, 2013
Within 1 year	$548,583	$577,886
Between 1 to 3 years	494,413	390,258
Between 3 to 5 years	86,861	139,756
After 5 years	8,425	6,934
	$1,138,282	$1,114,834

Operating Leases

The aggregate amount of minimum lease payments under non-cancellable operating leases are as follows:

As at	September 30, 2014	December 31, 2013
Within 1 year	$5,220	$6,103
Between 1 to 3 years	4,238	6,997
Between 3 to 5 years	1,114	2,365
After 5 years	—	302
	$10,572	$15,767

27.    CONTINGENCIES

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.  In the opinion of management, these matters will not have a material effect on the Condensed Consolidated Interim Financial Statements of the Company.

In 2004, a former director of Northern Orion commenced proceedings in Argentina against Northern Orion claiming damages in the amount of $177.0 million for alleged breaches of agreements entered into with the plaintiff. The plaintiff alleged that the agreements entitled him to a pre-emption right to participate in acquisitions by Northern Orion in Argentina and claimed damages in connection with the acquisition by Northern Orion of its 12.5% equity interest in the Alumbrera project. On August 22, 2008, the National Commercial Court No. 13 of the City of Buenos Aires issued a first-instance judgment rejecting the claim. The plaintiff appealed this judgment to the National Commercial Appeals Court. On May 22, 2013, the appellate court overturned the first-instance decision. The appellate court determined that the plaintiff was entitled to make 50% of Northern Orion’s investment in the Alumbrera acquisition, although weighted the chance of the plaintiff's 50% participation at 15%. The matter was remanded to the first instance court to determine the value. On June 12, 2013, Northern Orion filed an extraordinary recourse with the appellate court in order to bring the matter before the Supreme Court for considering the National Commercial Appeals Court’s decision to be arbitrary. The extraordinary recourse was denied by the appellate court and this decision was notified to Northern Orion on December 20, 2013. Based on this decision, Northern Orion filed an appeal directly with the Supreme Court of Argentina on February 3, 2014. Pending the decision of the Supreme Court, Northern Orion will make submissions to the first instance court to address value. The outcome of this case is uncertain and cannot be reasonably estimated.

The Company has received assessments from the Brazilian federal tax authorities disallowing certain deductions relating to debentures for the periods 2007-2010. The Company believes these debentures were issued on commercial terms permitted under applicable laws and is challenging these assessments. As such, the Company does not believe it is probable that any amounts will be paid with respect to these assessments with the Brazilian authorities and the amount and timing of any assessments cannot be reasonably estimated.

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